UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On July 31, 2020, the registrant’s subsidiary Sogou Inc. (NYSE: SOGO) (“Sogou”) issued a press release announcing that the board of directors of Sogou (the “Sogou Board”) has formed a special committee (the “Sogou Special Committee”) to review and evaluate a previously-announced non-binding proposal (the “Proposal”) included in a letter that the Sogou Board received on July 27, 2020 from Tencent Holdings Limited (“Tencent”) for Tencent to acquire all of the outstanding ordinary shares, including ordinary shares represented American depositary shares (“ADSs”), of Sogou that are not already owned by Tencent or its affiliates for US$9.00 in cash per ordinary share or ADS (the “Proposed Transaction”), and that the Sogou Special Committee has retained Goulston & Storrs PC as its United States legal counsel in connection with its review and evaluation of the Proposed Transaction. A copy of the press release issued by Sogou regarding the foregoing is submitted herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K may contain forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that Tencent will make any definitive offer to Sogou, that any definitive agreement relating to the Proposal will be entered into between Sogou and Tencent, or that the Proposed Transaction or any other similar transaction will be approved or consummated.

Exhibits.

99.1	Press Release: “Sogou Announces Formation of Independent Special Committee to Review Preliminary Tencent’s Non-Binding Proposal to Acquire Sogou”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sohu.com Limited

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: July 31, 2020